Exhibit (d)(16)

ZERO ACCUMULATED VALUE ENDORSEMENT

This endorsement is part of the certificate to which it is attached. The endorsement modifies the terms of the certificate. In the event of a conflict between any provisions of the certificate and this endorsement, the provisions of this endorsement will prevail. The endorsement is effective as of the date of issue shown on the certificate data page.

The following paragraph is added to the end of Section 7.1 Accumulated Value:

If the accumulated value decreases to $0.00, the certificate will terminate.

MODERN WOODMEN OF AMERICA

[
National Secretary] (1)

2025 ZAV-END	1